SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 24, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	September 24, 2008

TAM begins flights to Miami and Paris from Belo Horizonte

Frequencies depart daily from the Tancredo Neves International Airport (Confins)

São Paulo, September 24, 2008 – TAM (NYSE:TAM; Bovespa: TAMM4) began operating to operate two new international routes last weekend from the Belo Horizonte Airport (Confins). TAM began offering daily flights from the capital of Minas Gerais to Miami (USA), with a stop in Rio de Janeiro, and to Paris (France) with a stop in São Paulo. "These flights are a major step towards strengthening the Belo Horizonte Airport (Confins) and consolidating it as an international hub," said Captain David Barioni Neto, president of TAM.

The frequency to Miami is operated from the Tom Jobim Airport (Galeão), in Rio de Janeiro, using a Boeing 767-300 with capacity of up to 205 passengers in Executive and Economy class configuration. The Paris frequency will operate from São Paulo’s Guarulhos Airport using a modern Airbus A330 aircraft configured for three classes, replacing the MD-11 currently being used that should be returned this year. The Belo Horizonte-Rio de Janeiro and Belo Horizonte-São Paulo legs are operated in both directions using Airbus A320 aircraft.

The flight to Miami departs from Tancredo Neves International Airport in Belo Horizonte (Confins) at 7:30 p.m., arriving at Tom Jobim Airport (Galeão) in Rio de Janeiro at 8:25 p.m., from where it departs at 11:05 p.m. for Miami International Airport, landing at 6:30 a.m. the following day. The return trip departs Miami at 10:05 p.m. for Rio de Janeiro (Galeão), arriving at 7:10 a.m., departing at 9:30 a.m. for Belo Horizonte (Confins) and arriving at 10:35a.m. The roundtrip price between Belo Horizonte and Miami will begin at US$ 829 for tickets issued until December 4.

The flight to Paris departs Belo Horizonte (Confins) at 7:25 p.m. and lands in São Paulo (Guarulhos) at 8:40 p.m., departing at 11 p.m. and arriving in Paris (Charles de Gaulle Airport) the following day at 3:20 p.m. The return flight departs Paris at 11 p.m. and arrives in São Paulo (Guarulhos) the following day at 5:40 a.m., departing at 8:30 a.m. for Belo Horizonte and landing at 9:35 a.m.

With these new frequencies, TAM will operate three international flights daily from Belo Horizonte International Airport. Besides the flights to Miami and Paris, TAM has been operating a daily frequency since November 2007 between Belo Horizonte and Buenos Aires (Argentina), with a stop in Guarulhos, São Paulo.

"These international flights are an unequivocal demonstration of TAM’s wager on the development of the Belo Horizonte market,” said TAM’s vice president for Commercial and Planning, Paulo Castello Branco.In addition to international operations, the company also has invested in the creation of new domestic flights directly connecting the Minas Gerais capital to destinations in the south of the country, without stopping in São Paulo.

For example, since August, the flight that departs Porto Alegre (Rio Grande do Sul) at 7:30 a.m. lands in Curitiba at 8:35 a.m., and then departs at 9:15 a.m. for Belo Horizonte (Confins), arriving at 11:00 a.m. In the opposite direction, the flight departs Confins at 8:00 p.m. and lands in Curitiba at 9:45 p.m., departing at 10:20 p.m. for Porto Alegre, where it arrives at 11:25 p.m. The flight that departs Belo Horizonte (Confins) at 12 noon and lands in São Paulo (Guarulhos) at 1:20 p.m. allows for a number of domestic and international connections operated by TAM and partner airlines. In the opposite direction, the flight leaves São Paulo at 6:05 p.m. and arrives in the Minas Gerais capital at 7:20 p.m.

Note: the Confins-Rio de Janeiro (Galeão)-Confins and Confins-São Paulo (Guarulhos)-Confins routes are operated with Airbus A320 aircraft.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed August 2008 with 54.2% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 73.9% in August. Operations abroad include TAM flights to 16 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. A pioneer in Brazil's airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 5 million members and has redeemed more than 5.9 million tickets for frequent flyer points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.